UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 1-U

Current Report Pursuant to Regulation A

Date of Report: August 5, 2019
(Date of earliest event reported)

HC GOVERNMENT REALTY TRUST, INC.
(Exact name of issuer as specified in its charter)

Maryland	81-1867397
(State or other jurisdiction of incorporation or organization)	(I.R.S. Employer Identification Number)

  390 S. Liberty Street, Suite 100
Winston-Salem, NC 27101

(336) 477-2535
(Issuer’s telephone number, including area code)

Title of each class of securities issued pursuant to Regulation A: Common Stock

ITEM 9. OTHER EVENTS

On August 5, 2019, the Company accepted the resignation of Mr. Robert R. Kaplan, Jr. from his position as President of the Company, effective as of August 5, 2019.

SIGNATURES

Pursuant to the requirements of Regulation A, the issuer has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

HC Government Realty Trust, Inc., a Maryland corporation

By:	/s/ Jacqlyn Piscetelli
Name:	Jacqlyn Piscetelli
Its: Date:	Chief Financial Officer August 9, 2019